EXHIBIT 99.1

RESERVE REPORT OF DEGOLYER AND MACNAUGHTON

      DeGolyer  and MacNaughton
5001 Spring Valley Road
Suite 800  East
Dallas , Texas  75244

This is a digital representation of a DeGolyer and MacNaughton report.

Each file contained herein is intended to be a manifestation of certain data in the subject report and as such is subject to the definitions, qualifications, explanations, conclusions, and other conditions thereof. The information and data contained in each file may be subject to misinterpretation; therefore, the signed and bound copy of this report should be considered the only authoritative source of such information.

DEGOLYER  AND MACNAUGHTON
5001  5PRING  VALLEY  ROAD SUITE  800 EAST
DALLAS,  TEXAS 75244

May 15,2013

Bering Exploration, Inc.
710 Post Oak
Suite  410
Houston,  Texas  77024

Ladies and  Gentlemen:

Pursuant to your request, we have prepared estimates of the extent and value of the net proved developed crude oil, condensate, and natural gas reserves, as of March 31, 2013, of certain properties owned by Bering Exploration, Inc. (Bering). No undeveloped reserves were estimated at the request of Bering. This evaluation was completed on May 15, 2013. The properties appraised consist of working interests in wells located in Louisiana and Texas. Bering has represented that these properties account for 100 percent of Bering's net proved reserves as of March 31, 2013. The net proved reserves estimates prepared by us have been prepared in accordance with the reserves definitions of Rules 4-10(a) (1}--(32) of Regulation S--X of the Securities and Exchange Commission (SEC) of the United States. This report was prepared in accordance with guidelines specified in Item 1202 (a)(8) of Regulation S-K and is to be used for inclusion in certain SEC filings by Bering.

Reserves included herein are expressed as net reserves. Gross reserves are defined as the total estimated petroleum to be produced from these properties after March 31, 2013. Net reserves are defined as that portion of the gross reserves attributable to the interests owned by Bering after deducting all interests owned by others.

Data used in this evaluation were obtained from reviews with Bering personnel, Bering files, from records on file with the appropriate regulatory agencies, and from public sources. In the preparation of this report we have relied, without independent verification, upon such information furnished by Bering with respect to property interests, production from such properties, current costs of operation and development, current prices for production, agreements relating to current and  future operations and  sale of production, and  various other  information and  data  that were  accepted  as  represented. A field examination of the  properties was not considered necessary for the  purposes of this  report.

Methodology and Procedures

Estimates of reserves were prepared by the use of appropriate geologic, petroleum engineering, and evaluation principals and techniques that are in accordance with practices generally recognized by the petroleum industry as presented in the publication of the Society of Petroleum Engineers entitled "Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (Revision as of February 19, 2007)." The method or combination of methods used in the analysis of each reservoir was tempered by experience with similar reservoirs, stage of development, quality and completeness of basic data, and production history.

Non-producing reserves estimated in this report represent additional reservoirs that are up hole and behind casing in existing producing wells. For these reserves the volumetric method was used to estimate the original oil in place (OOIP) and the original gas in place (OGIP). Electrical logs, radioactivity logs, core analyses, and other available data were used to estimate representative values for porosity, reservoir thickness, and water saturation.

Estimates of ultimate recovery  were obtained after  applying recovery  factors to OOIP and  OGIP. These  recovery factors were based  on consideration of the type of energy  inherent in the  reservoirs, analyses of the  petroleum, the structural positions of the  properties, and  the  production histories. An analysis of reservoir performance, including production rate, reservoir pressure, and  gas-oil ratio  behavior, was used in the estimation of reserves.

For  the  producing  properties whose  performance disclosed  a reliable  decline in producing-rate trends or other  diagnostic characteristics, reserves were estimated by the application of appropriate decline curves  or other  performance relationships. In  the  analyses of production-decline curves,  reserves were  estimated only  to  the limits  of economic production based  on existing economic conditions.

In  certain cases,  when  the  previously named   methods could  not  be  used, reserves were estimated by analogy  with  similar wells or reservoirs for which  more complete data  were available.

Definition of Reserves

Petroleum reserves estimated by us included in this report are classified as proved. Only proved reserves have been evaluated for this report. Reserves classifications used by us in this report are in accordance with the reserves definitions of Rules 4-lO(a) (1}-(32) of Regulation S-X of the SEC. Reserves are judged to be economically producible in future years from known reservoirs under existing economic and operating conditions and assuming continuation of current regulatory practices using conventional production methods and equipment. In the analyses of production-decline curves, reserves were estimated only to the limit of economic rates of production under existing economic and operating conditions using prices and costs consistent with the effective date of this report, including consideration of changes in existing prices provided only by contractual arrangements but not including escalations based upon future conditions. The petroleum reserves are classified as follows:

Proved oil and  gas reserves - Proved  oil and  gas  reserves are  those quantities  of  oil  and   gas,   which,   by  analysis  of  geoscience   and engineering data, can  be  estimated with  reasonable certainty to  be economically  producible-from a given date forward, from known reservoirs,and    under     existing   economic    conditions,  operating methods, and   government regulations-prior  to  the  time  at  which contracts  providing   the   right   to   operate  expire,   unless  evidence indicates that  renewal is  reasonably certain, regardless of whether deterministic or probabilistic methods are  used for the estimation. The project  to  extract  the   hydrocarbons  must   have  commenced   or  the operator must  be reasonably certain that it will commence  the  project within  a reasonable time.

(i) The area  of the reservoir considered as proved includes:

(A) The area  identified by drilling and  limited  by fluid contacts, if any, and  (B) Adjacent undrilled portions  of the  reservoir that can, with  reasonable certainty, be judged to be continuous with it and  to contain economically  producible  oil or gas on the basis of available geoscience and engineering data.

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limitedto, fluid injection) are included in the proved classification when:

(A) Successful testing by a pilot project in an area of thereservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and (B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

Developed oil and gas reserves - Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and  infrastructure operational at  the   time    of  the   reserves  estimate  if   the extraction is by means not involving a well.

Undeveloped oil and gas reserves- Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)  Reserves on  undrilled  acreage  shall   be  limited   to  those directlyoffsetting development spacing  areas   that   are reasonably certain of production when  drilled,  unless evidence using  reliable technology  exists  that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances justify a longer time.

(iii)  Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in [section 210.4-10 (a) Definitions], or by other evidence using reliable technology establishing reasonable certainty.

The  development status  shown  herein represents the  status  applicable on March 31, 2013. In the  preparation of this study,  data  available from wells drilled  on the  appraised properties through March  31,  2013,  were  used  in  estimating gross ultimate recovery.  When  applicable, gross  production estimated to March  31,  2013, was  deducted   from  gross   ultimate recovery   to  arrive at  the  estimates of  gross reserves as of March  31, 2013.

Our  estimates of Bering's  net  proved  reserves attributable to  the  reviewed properties are  based  on  the  definitions of proved  reserves of the  SEC  and  are  as follows, expressed in thousands of barrels (Mbbl) and  millions of cubic feet (MMcD:

	Estimate by DeGolyer and MacNaughton Net Proved Reserves as of March 31, 2013

	Oil and	Natural
	Condensate	Gas
	(Mbbl)	(MMcf)
Proved Producing	1	8
Proved Non-Producing	3	164
Total Proved	4	172

Primary Economic Assumptions

Revenue  values in  this  report  are  expressed in  terms of estimated future gross  revenue, future net  revenue, and  present worth  of future net  revenue. These values  are based  on the economic conditions as defined by the SEC.

Future gross  revenue is  defined  as  that  revenue to  be  realized   from  the production and  sale  of the  estimated net  reserves. Future net  revenue is calculated by  deducting estimated  production taxes, ad  valorem  taxes, operating, gathering, and  processing expenses, and  capital costs  from  the  future gross  revenue. Present worth  of future net  revenue is calculated by discounting the  future net  revenue at the  arbitrary rate  of 10  percent   per  year  compounded monthly over  the  expected period of realization.

Revenue  values in  this  report   were  estimated using  the  initial prices  and expenses  provided   by   Bering.   Future  prices   were   estimated  using   guidelines established by the  SEC and  the  Financial Accounting  Standards Board (FASB). The prices  used  in  this  report  are  based  on SEC  guidelines. The  assumptions used  for estimating future prices and expenses are as follows:

Oil and Condensate  Prices

Oil and condensate prices were calculated for each property using specified differentials to a price of $92.58 per barreL No escalation was applied to the prices. The West Texas Intermediate price of $92.58 per barrel is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The weighted average price over the lives of the properties was $86.01 per barrel.

Natural Gas Prices
Gas prices presented in this report were calculated for each property using specified differentials to a price of $2.95 per million British thermal units (MMBtu). No escalation was applied to the prices. The Henry Hub price of $2.95 per MMBtu is the 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price within the 12-month period prior to the end of the reporting period. The weighted average price over the lives of the properties was
$3.039 per thousand cubic feet.

Operating  Expenses and Capital  Costs

Estimates of  operating expenses based   on  current  expenses were  used  for the  lives  of the  properties with  no increases in the  future based  on  inflation. In  certain cases,  future  costs, either higher  or lower than current costs,  may  have  been  used because  of anticipated changes in operating conditions. Future capital costs  were  estimated using  2012  values  and  were  not adjusted for inflation.

The estimated future revenue and expenditures attributable to the production and sale of Bering's net proved developed reserves of the properties appraised, as of March 31, 2013, is summarized in thousands of dollars (M$) as follows:

	Proved
	Developed Producing	Developed Nonproducing	Total Proved
Future Gross Revenue, M$	73	750	823
Production and Ad Valorem Taxes, M$	6	54	60
Operating Expenses, M$	36	264	300
Capital Costs, M$	0	60	60
Future Net Revenue*, M$	31	372	403
Present Worth at 10 Percent*, M$	27	261	288

* Future income taxes have not been taken into account in the preparation of these estimates.

Estimates of oil and gas reserves and future net revenue should be regarded only as estimates that may change as further production history and additional information become available. Not only are such reserves and revenue estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

While  the  oil and  gas  industry may  be subject  to  regulatory  changes from time  to time  that could affect an  industry participant's ability to recover  its  oil and gas  reserves, we  are   not  aware of any  such  governmental actions which  would restrict the  recovery  of the  March  31,  2013,  estimated oil and  gas  volumes.  The reserves  estimated  in   this   report    can   be   produced   under    current  regulatory guidelines.

In our opinion, the information relating to estimated proved reserves, estimated future net revenue from proved reserves, and present worth of estimated future net revenue from proved reserves of oil, condensate, and gas contained in this report has been prepared in accordance with Paragraphs 932-235-50-4, 932-235-50-6, 932-235-50-7, 932-235-50-9, 932-235-50-30, and 932-235-50-31(a), (b), and (e) of the Accounting Standards Update 932-235-50, Extractive Industries - Oil and Gas (Topic 932): Oil and Gas Reserve Estimation and Disclosures (January 2010) of the Financial Accounting Standards Board and Rules 4-10(a) (1}-(32) of Regulation 4-10(a) (1}-(32) of Regulation S-X and Rules 302(b), 1201, and 1202(a) (1), (2), (3), (4), (8) of Regulation S-K of the Securities and Exchange Commission; provided, however, (i) future income tax expenses have not been taken into account in estimating the future net revenue and present worth values set forth herein, (ii) estimates of the proved developed and proved undeveloped reserves are not presented at the beginning of the year, and (iii) no proved undeveloped reserves were estimated at the request of Bering.

To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we, as engineers, are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor.

DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1936. DeGolyer and MacNaughton does not have any financial interest, including stock ownership, in Bering. Our fees were not contingent on the results of our evaluation. This letter report has been prepared at the request of Bering. DeGolyer and MacNaughton has used all assumptions, data, procedures, and methods that it considers necessary and appropriate to prepare this report.

Submitted, /s/DeGolyer and MacNaughton DeGOLYER and MacNAUGHTON Texas Registered Engineering Firm F-716

Gregory K. Graves, P.E. Senior Vice President DEGOL.YER AND MACNAUGHTON

CERTIFICATE of
QUALIFICATION

I, Gregory  K.  Graves,  Petroleum  Engineer  with  DeGolyer and  MacNaughton, 5001 Spring  Valley  Road,  Suite  800  East,  Dallas,  Texas,  75244  U.S.A.,  hereby certify:

1. That I am a Senior Vice President with DeGolyer and MacNaughton, which company did prepare the letter report addressed to Bering dated May 15, 2013, and that I, as Senior Vice President, was responsible for the preparation of this report.

2. That I attended the University of Texas at Austin, and that I graduated with a Bachelor of Science degree in Petroleum Engineering in the year 1984; that I am a Registered Professional Engineer in the State of Texas; that I am a member of the International Society of Petroleum Engineers and the Society of Petroleum Evaluation Engineers; and that I have in excess of 28 years of experience in oil and gas reservoir studies and reserves evaluations.

Gregory K. Graves, P.E. Senior Vice President DeGolyer and MacNaughton